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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1

                                 Final Amendment
               Tender Offer Statement Pursuant to Section 14(D)(1)
                     of the Securities Exchange Act of 1934


                                       and


                                  SCHEDULE 13D

                                 Amendment No. 3
                    Under the Securities Exchange Act of 1934

                                ----------------

                             AMERICAN STUDIOS, INC.
                           (NAME OF SUBJECT COMPANY)

                              ASI ACQUISITION CORP.
                             PCA INTERNATIONAL, INC.
                                    (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   030102 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

                                   John Grosso
                              ASI ACQUISITION CORP.
                           C/O PCA INTERNATIONAL, INC.
                           815 MATTHEWS-MINT HILL ROAD
                         MATTHEWS, NORTH CAROLINA 28105
                            TELEPHONE: (704) 847-8011
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                ----------------

                                    COPY TO:
                              MARC WEINGARTEN, ESQ.
                            SCHULTE ROTH & ZABEL LLP
                                900 THIRD AVENUE
                            NEW YORK, New York 10022
                            TELEPHONE: (212) 756-2000





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CUSIP No. 030102 10 7         14D-1
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     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                         ASI Acquisition Corp.
             (IRS Identification number to be applied for)
                         PCA International, Inc.
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [ ]
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     (3)  SEC USE ONLY

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     (4)  SOURCE OF FUNDS
                         BK
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     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
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     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         North Carolina
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     (7)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,333,508 (including 15,311 Shares tendered subject to
                  guarantees of delivery)
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     (8)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                        [ ]
                             N/A
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     (9)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                             95%
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    (10)  TYPE OF REPORTING PERSON
                             CO
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     ASI Acquisition Corp. (the "Purchaser"), a North Carolina corporation and a wholly owned subsidiary of PCA International, Inc., a North Carolina corporation ("Parent"), and Parent hereby amend and supplement (i) their Statement on
Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996, as amended, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of American Studios, Inc., a North Carolina corporation (the "Company"), and (ii) their Statement on Schedule 13D.

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.


ITEM 4. SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

     The information set forth in Item 4 of the Schedule 14D-1 is hereby





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amended and supplemented by the following:

     Parent and certain of its subsidiaries and affiliates have entered into a Credit Agreement, dated as of January 27, 1997 (the "Credit Agreement"), with the Lenders named therein and NationsBank, N.A., as Agent. A copy of the Credit Agreement is attached hereto as Exhibit (b)(2) and is incorporated by reference.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     The information set forth in Item 5(c) of the Schedule 14D-1 is hereby amended and supplemented by the following:

     On January 27, 1997, pursuant to the terms of the Merger Agreement, all of the members of the Company's Board of Directors (other than Randy J. Bates and J. Robert Wren, Jr., who remain on the Board of Directors) have resigned and were replaced by Parent's designees.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Items 6(a) and 6(b) of the Schedule 14D-1 is hereby amended and supplemented by the following:

     Parent and the Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer, including those Shares tendered by means of a Notice of a Guaranteed Delivery. According to the Depositary, a total of approximately 20,333,508 Shares (including approximately 15,311 Shares subject to Notices of Guaranteed Delivery or receipt of additional documentation) were tendered pursuant to the Offer, which expired at 12:00


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midnight, New York City time, on Wednesday, January 22, 1997.

ITEM 10. ADDITIONAL INFORMATION.

     The information set forth in Item 10(a) of the Schedule 14D-1 is hereby amended and supplemented by the following:

     Parent, the Purchaser and the Company entered into an Amendment, dated as of January 27, 1997 (the "Amendment"), to the Agreement and Plan of Merger whereby, among other things, the Company will be merged with and into the Purchaser, and the Purchaser will continue as the Surviving Corporation and a wholly owned subsidiary of Parent. A copy of the Amendment is attached hereto as Exhibit (c)(11) and is incorporated by reference.

     The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

     On January 23, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated by reference, relating to, among other things, completion of the Offer by the Purchaser.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(11) Text of Press Release, dated January 23, 1997, issued by Parent.

     (b)(2) Credit Agreement, dated as of January 27, 1997, by and among Parent, its subsidiaries and affiliates named therein as Guarantors, the Lenders named therein and NationsBank, N.A., as Agent.

     (c)(11) Amendment to the Agreement and Plan of Merger, dated as of January 27, 1997, by and among Parent, the Purchaser and the Company.


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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 27, 1997

                                          ASI ACQUISITION CORP.

                                          By: /s/ John Grosso
                                             -------------------------------
                                             Name: John Grosso
                                             Title: President



                                          PCA INTERNATIONAL, INC.

                                          By: /s/ John Grosso
                                             -------------------------------
                                             Name: John Grosso
                                             Title: President





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                                  EXHIBIT INDEX

Exhibit No.                     Description

99(a)(11)                       Text of Press Release, dated January 23, 1997,
                                issued by Parent.


99(b)(2) Credit Agreement, dated as of January 27, 1997, by and among Parent, its subsidiaries and affiliates named therein as Guarantors, the Lenders named therein and NationsBank, N.A., as Agent.


99(c)(11)                       Amendment to the Agreement and Plan of Merger,
                                dated as of January 27, 1997, by and among Parent, the Purchaser and the Company.



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